                            SECURITIES AND EXCHANGE
                                  COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Amendment No. 2

                                 HADRON, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                    Common Stock, par value $0.02 per share
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  405-009-200
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                 Jon M. Stout
                                 Hadron, Inc.
                             5904 Richmond Highway
                                   Suite 300
                             Alexandria, VA  22303
                                (703) 329-9400

                                   Copy To:
                               William J. Mutryn
                           2099 Pennsylvania Avenue
                                   Suite 100
                             Washington, DC 20006
--------------------------------------------------------------------------------
             (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)

                               November 5, 2001
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

CUSIP No. 405-009-200              13D                           Page 2 of 8

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jon M. Stout (Individually and as Trustee of Stout Dynastic Trust)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,652,921 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,947,309 (2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,652,921 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,679,398 (1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

(1) Includes warrants immediately exercisable to purchase 903,319 shares of Issuer's Common Stock and one-third of Reporting Persons options to purchase 65,000 shares (of which 43,340 are vested and 21,660 are unvested) of Issuer's Common Stock, exercisable in one-third increments.

(2) Includes warrants and options immediately exercisable by others to purchase 1,421,663 shares of Issuer's Common Stock

CUSIP No. 405-009-200              13D                           Page 3 of 8
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Patricia W. Stout
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          420,575 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,947,309 (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          420,575 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,679,398 (1)(2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

(1) Includes warrants immediately exercisable to purchase 230,769 shares of Issuer's Common Stock.

(2) Includes warrants and options immediately exercisable by others to purchase 2,094,213 shares of Issuer's Common Stock.

CUSIP No. 405-009-200              13D                           Page 4 of 8

CUSIP No. 405-009-200              13D                           Page 5 of 8

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
(3) 1 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stout Dynastic Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF Jon M. Stout
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,143,580 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,947,309 (1)(2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,143,580 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,679,398 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

(1) Includes warrants immediately exercisable to 668,158 purchase shares of Issuer's Common Stock.
(2) Includes warrants and options immediately exercisable by others to purchase 1,656,824 shares of Issuer's Common Stock.

CUSIP No. 405-009-200              13D                           Page 6 of 8

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
(4) 1 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      S Co., LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF Jon M. Stout
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          740,605
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,947,307 (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          740,605
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,679,398 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

(1) Includes warrants and options immediately exercisable to purchase 2,324,982 shares of Issuer's Common Stock.

CUSIP No. 405-009-200              13D                           Page 7 of 8

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
(5) 1 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J. Richard Knop
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,039,849 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,039,849 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,039,849 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

(1) Includes warrants immediately exercisable to purchase 247,714 shares of Issuer's Common Stock.
------------------------------------------------------------------------------

CUSIP No. 405-009-200              13D                           Page 8 of 8

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
(6) 1 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John D. Sanders
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          221,840 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          221,840 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      221,840(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

(1) Includes warrants immediately exercisable to purchase 81,000 shares of Issuer's Common Stock and options to purchase 12,500 shares of the Issuer's Common Stock, of which, options to purchase 10,840 shares are currently exercisable.

Item 1.     Security and Issuer

  This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.02 per share ("Common Stock"), of Hadron, Inc., a New York corporation (the "Issuer" or "Hadron"). The address of the Issuer's principal executive office is 5904 Richmond Highway, Suite 300, Alexandria, Virginia 22303.

Item 2.     Identity and Background

  The Statement is filed jointly on behalf of John D. Sanders, J. Richard Knop, Jon M. Stout, Patricia W. Stout, S Co. LLC, a Delaware limited liability company (the "LLC"), and the Stout Dynastic Trust, an irrevocable trust organized under the laws of Delaware (the "Trust"), a family trust (the "Filing Group").

  Jon M. Stout is Trustee of the Trust, who is a U.S. citizen.

  Mr. Stout is Chairman and a member of the Issuer's Board of Directors of the Issuer. Ms. Stout is retired. Mr. Knop is an investment banker with the Windsor Group, LLC. Mr. Sanders is a business consultant to emerging technology companies and a member of the Issuer's Board of Directors.

  The address for each member of the Filing Group is as follows:

Jon M. Stout,
Patricia W. Stout,
S Co, LLC and
Stout Dynastic Trust
13380 West Polo Road #104A
Wellington, FL  33414

J. Richard Knop
2 West Washington Street
Post Office Box 978
Middleburg, VA 20118

John D. Sanders
2500 Virginia Avenue, N.W.
Washington, DC 20037

  During the past five years, no member of the Filing Group has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

  The Filing Group purchased units consisting of 614,035 shares of Common Stock for $1.14 per share and warrants to purchase 126,570 shares of Common Stock at an exercise price of $0.02 per in cash. The LLC purchased units consisting of 614,035 shares of Common Stock for $1.14 per share and warrants to purchase 126,570 shares of Common Stock at an exercise price of $0.02 per share in cash using company funds. The LLC immediately exercised all of the warrants using personal funds and now owns 740,605 shares of Common Stock. In addition, Mr. Stout was issued warrants to purchase 39,584 shares of Common Stock at an exercise price of $0.02 per share in connection with his agreement to guaranty a loan on behalf of Hadron as more fully described items 4 and 6 below.

Item 4.    Purpose of Transaction

  On November 1, 2001, Hadron announced that it had entered into an Agreement and Plan of Merger dated as of October 31, 2001 (the "Plan") with Analex Corporation and its equity holders pursuant to which Analex Corporation will be merged with and into a wholly-owned subsidiary of Hadron (the "Merger"). Analex Corporation was a privately-held engineering and program management firm whose principal customers are NASA and the U.S. intelligence community. The merger closed on November 5, 2001.

  To finance the Merger, Hadron negotiated a new senior credit facility with Bank of America, N.A. in the amount of $7.5 million, comprised of (i) a term loan note in the amount of $3.5 million and (ii) a revolving line of credit at $4 million. Bank of America required Hadron to obtain personal guarantees in the amount of $2 million, which Hadron has procured from two individuals in exchange for an annual fee and the issuance of warrants to purchase Hadron Common Stock at an exercise price of $0.02 per share with the number of warrants to be based on the duration of the guarantees and a formula related to valuing Hadron. Mr. Knop is a party to one such personal guaranty. In connection with his provision of the guaranty, Hadron issued Mr. Knop warrants to purchase 39, 584 shares of Hadron Common Stock as of November 5, 2001.

  In addition, Hadron issued shares of Common Stock for aggregate consideration of approximately $4 million through a private placement (the "Equity Financing") consisting of (i) Common Stock at a price of $1.14 per share to purchasers who purchased less than $500,000 worth thereof or (ii) units consisting of Common Stock and warrants to purchase 0.2061 shares of Common Stock at an exercise price of $0.02 per share for each share purchased at a price of $1.14 per unit for purchasers who purchased $500,000 or more of Hadron's equity. As a part of the Equity Financing, the LLC acquired units for $1.14 per unit. The total units consisted of 614,035 shares of Common Stock and warrants to purchase 126,570 shares of Common Stock. The LLC immediately exercised all of the warrants and now owns 740,605 shares of Common Stock.

  Apart from the foregoing, the Filing Group has no other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

  In the future, the Filing Group may determine to purchase additional shares of the Issuer's Common Stock or may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and the prospects of the Filing Group and alternative investments.

Item 5.    Interest in Securities of the Issuer

  (a) and (b) The Issuer's total issued and outstanding capital stock is 14,329,930 shares of Common Stock. The Filing Group has acquired 740,605 shares or 5.2% of the Issuer's issued and outstanding Common Stock. In addition, in connection with his provision of the guaranty, Hadron issued Mr. Knop warrants to purchase 39,584 shares of Hadron Common Stock.

  Mr. Stout is deemed to beneficially own 6,679,398 shares of the Issuer's Common Stock representing approximately 40.1% of the Issuer's common shares deemed issued and outstanding. This includes 230,840 shares for which Mr. Stout has full power to vote and to dispose; warrants that are immediately exercisable for 235,161 shares for which Mr. Stout would have full power to vote and to dispose; options to purchase 43,340 shares which are immediately exercisable for which Mr. Stout would have full power to vote and to dispose;

1,475,422 shares held in the Trust for which Mr. Stout has full power to vote and to dispose as trustee of the Trust; warrants that are immediately exercisable for 668,158 shares held in the Trust for which Mr. Stout has full power to vote and to dispose as trustee of the Trust; 2,648,154 shares which, in addition to the foregoing shares, are subject to the Voting Agreement described in Item 6 for which he shares the power to direct the vote on certain issues but no power to dispose and warrants and options to acquire 1,378,323 shares also subject to the Voting Agreement as to which Mr. Stout would have shared power to direct the vote on certain issues but have no power to dispose.

  Ms. Stout is deemed to beneficially own 6,679,398 shares of the Issuer's Common Stock representing approximately 40.1% of the Issuer's common shares deemed issued and outstanding. This includes 189,806 shares for which Ms. Stout has full power to vote and to dispose; warrants that are immediately exercisable for 230,769 shares for which Ms. Stout would have full power to vote and to dispose; shares which, in addition to the foregoing 4,164,610 shares, are subject to the Voting Agreement described in Item 6 for which she shares the power to direct the vote on certain issues but no power to dispose and warrants and options to acquire 2,094,213 shares also subject to the Voting Agreement as to which Ms. Stout would have shared power to direct the vote on certain issues but have no power to dispose.

  The Trust is deemed to beneficially own 6,679,398 shares of the Issuer's Common Stock representing approximately 40.1% of the Issuer's commons shares deemed issued and outstanding. This includes 1,475,422 shares for which the Trust has full power to vote and to dispose and warrants that are immediately exercisable for 668,158 shares for which the Trust would have full power to vote and to dispose; 2,878,994 shares which, in addition to the foregoing shares, are subject to the Voting Agreement described in Items 4 and 6 for which the Trust shares the power to direct the vote on certain issues but no power to dispose and warrants and options to acquire 1,656,824 shares also subject to the Voting Agreement as to which the Trust would have shared power to direct the vote on certain issues but have no power to dispose.

  The LLC is deemed to beneficially own 6,679,398_shares of the Issuer's Common Stock representing approximately 40.1% of the Issuer's commons shares deemed issued and outstanding. This includes 740,605 shares for which the LLC has full power to vote and to dispose; 3,613,811 shares which, in addition to the foregoing shares, are subject to the Voting Agreement described in Item 6 for which the LLC shares the power to direct the vote on certain issues but no power to dispose and warrants and options to acquire 2,324,982 shares also subject to the Voting Agreement as to which the LLC would have shared power to direct the vote on certain issues but have no power to dispose.

  Mr. Knop is deemed to beneficially own 1,039,849 shares of the Issuer's Common Stock representing approximately 7.2% of the Issuer's common shares deemed issued and outstanding. This includes 792,135 shares for which the Mr. Knop has full power to vote and to dispose and warrants that are immediately exercisable for 247,714 shares for which Mr. Knop would have full power to vote and to dispose.

  Mr. Sanders is deemed to beneficially own 221,840 shares of the Issuer's Common Stock representing approximately 1.5% of the Issuer's common shares deemed issued and outstanding. This includes 130,000 shares for which Mr. Sanders has full power to vote and to dispose; warrants that are immediately exercisable for 81,000 shares and options to purchase 10,840 shares for which Mr. Sanders would have full power to vote and to dispose.

  (c) There have been no transactions in the Issuer's Common Stock that were effected by or on behalf of the Filing Group in the past 60 days.

  (d) There is no person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of the Issuer.

  (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Pursuant to a Securities Purchase Agreement among the Issuer, C.W. Gilluly, the Affiliates and the Filing Group dated March 30, 2000 ("Purchase Agreement" incorporated by reference from the Form 8-K filed with the Commission on April 14, 2000), the Filing Group originally acquired securities of the Issuer. Pursuant to the Purchase Agreement, the Filing Group and others designated therein entered into a Voting Agreement dated March 30, 2000 (the "Voting Agreement" incorporated by reference from the Form 8-K filed with the Commission on April 14, 2000).

  The Voting Agreement was entered into by and among each of the Affiliates, Mr. Sanders, C.W. Gilluly, Jon M. Stout ("Stout"), Patricia W. Stout ("Ms. Stout"), the LLC, the Trust and J. Richard Knop("Knop") (Stout, Ms. Stout, the LLC Trust and Knop, being collectively the "Investors" all parties, being collectively, the "Voting Group"). The Voting Group agreed, for a period of five (5) years from March 30, 2000, to vote all of voting shares over which they have voting control and to take all other actions within such Voting Group's control (whether in his or its capacity as a stockholder, director, member of a board committee or officer of the Issuer or otherwise), including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings so that:

     (1) The authorized number of members of the Issuer's Board of Directors (the "Board") would be five (5) unless and until such greater number is directed or approved by the Investors. In connection with the Merger, the Investors consented to the expansion of Hadron's Board and the Board named Mr. Peter Belford and Ms. Shawna Stout as members of the Board. Mr. Belford was President of Analex prior to the acquisition and will continue as President of Hadron's Analex subsidiary. Ms. Stout is Managing Partner of the LLC and was Director of Finance for DPC Technologies, prior to its sale to Northrop Grumman Corporation.

     (2) During the term of the Voting Agreement, the Investors shall be entitled to nominate (the "Nominees") and the Stockholders shall vote their shares to elect the Nominees as the majority of the members of the Board.

     (3) Any Nominee elected or appointed as a director will be removed from the Board (and thereupon from all committees of the Board), with or without cause, only upon the written request or consent of the Investors.

     (4) In the event that any Nominee designated hereunder for any reason ceases to serve as a member of the Board or any committee thereof during such representative's term of office, the resulting vacancy on the Board or committee will be filled by a newly designated Nominee.

     (5) Upon the written direction or consent of the Investors, the Issuer will take such actions as may be necessary and convenient to change the corporate domicile of the Issuer to the state of Delaware.

     In each case provided for herein, the direction, consent, approval, nomination or vote of the Investors will be determined by the Investors members holding a majority of the shares of the Issuer's Common Stock held by the Investors.

     In addition, the Voting Agreement provides that with the exception of transfers made: (i) pursuant to open market sales in brokers' transactions; or
(ii) sales made after the Investors declined a right of first refusal to purchase such shares at the same price and terms, any attempt to transfer the Voting Group's voting shares will be of no effect unless the person(s) to whom such shares are being transferred agrees in writing to be bound by the terms of the Voting Agreement.

     To finance the Merger, Hadron negotiated a new senior credit facility with Bank of America, N.A. in the amount of $7.5 million, comprised of (i) a term loan note in the amount of $3.5 million and (ii) a revolving line of credit at $4 million. Bank of America has required Hadron to obtain personal guarantees in the amount of $2 million, which Hadron procured from two individuals in exchange for an annual fee and the issuance of warrants to purchase Hadron Common Stock at an exercise price of $0.02 per share with the number of warrants to be based on the duration of the guarantees and a formula related to valuing Hadron. Mr. Knop is a party to one such personal guaranty. In connection with his provision of the guaranty, Hadron issued Mr. Knop warrants to purchase 39,584 shares of Hadron Common Stock as of November 5, 2001.

     In addition, Mr. Stout is a party to an Employment Agreement made and entered into as of January 16, 2001 by and between Hadron, Inc. and Mr. Stout.




Item 7.   Material to Be Filed as Exhibits

     The following materials required to be filed as Exhibits were filed with Reporting Persons' Initial Report on Schedule 13D on April 10, 2000 and are incorporated herein by reference:

     Agreement Respecting Joint Filing of Schedule 13D among Jon M. Stout, Patricia W. Stout, The Stout Dynastic Trust, J. Richard Knop and John D. Sanders.

     Securities Purchase Agreement among Hadron, Inc., C.W. Gilluly, Jon M. Stout, Patricia W. Stout, The Stout Dynastic Trust and J. Richard Knop and John
D. Sanders, dated March 30, 2000.

     Hadron, Inc. Voting Agreement dated March 30, 2000, by and among each of certain holders of the Common Stock of Hadron, Inc., a New York corporation, designated as Holders on the signature pages thereto, C.W. Gilluly, and Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust and J. Richard Knop.

     The following materials are attached as Exhibits:

     Agreement to Provide Guaranty entered into effective as of November 2, 2001, by and between J. Richard Knop and Hadron. ("Agreement to Provide Guaranty").

     Warrant issued in connection with Agreement to Provide Guaranty.

                                 EXHIBIT INDEX


Exhibit #1:  Agreement to Provide Guaranty entered into effective as of November
             2, 2001, by and between J. Richard Knop and Hadron. ("Agreement to Provide Guaranty").

Exhibit #2:  Warrant issued in connection with Agreement to Provide Guaranty.

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Second Amended Statement on Schedule 13D is true, complete and correct.

                                        /s/ Jon M. Stout
                                        --------------------------
                                        Jon M. Stout


Dated: November 15, 2001

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Second Amended Statement on Schedule 13D is true, complete and correct.


                                        /s/ Patricia W. Stout
                                        --------------------------
                                        Patricia W. Stout


Dated: November 15, 2001

                                   SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Second Amended Statement on Schedule 13D is true, complete and correct.

                                        Stout Dynastic Trust


                                        /s/ Jon M. Stout
                                        --------------------------
                                        By: Jon M. Stout, trustee


Dated: November 15, 2001

                                   SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Second Amended Statement on Schedule 13D is true, complete and correct.

                                        S Co., LLC

                                        /s/ Jon M. Stout
                                        -------------------------
                                        By: Jon M. Stout, Manager


Dated: November 15, 2001

                                   SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Second Amended Statement on Schedule 13D is true, complete and correct.


                                        /s/ J. Richard Knop
                                        -------------------------
                                        J. Richard Knop

Dated: November 15, 2001


                                   SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Second Amended Statement on Schedule 13D is true, complete and correct.


                                        /s/ John D. Sanders
                                        -------------------------
                                        John D. Sanders

Dated: November 15, 2001

                         AGREEMENT TO PROVIDE GUARANTY

     THIS AGREEMENT TO PROVIDE GUARANTY ("Agreement"), is entered into effective
                                          ---------
as of November 5, 2001, by and between J. Richard Knop ("Guarantor") and HADRON
                                                         ---------
INC., a New York corporation (the "Company").
                                   -------

                                   RECITALS:

     A.  The Company is seeking to obtain a loan (the "Loan") from the Bank of
                                                       ----
America, a National Banking Association ("BOA"), in the amount of $7,200,000 as
                                          ---
a part of its financing to acquire Analex Corporation, a Nevada corporation.

     B. The Loan is to be evidenced by one or more promissory notes executed by the Company, payable to BOA in the original principal sum of Seven Million Two Hundred Thousand and 00/100 Dollars ($7,200,000.00) (the "Note"), and secured
                                                          ----
by, inter alia, the assets of the Company (the "Collateral");
    ----------                                  ----------

     C. As a condition to making the Loan, BOA has required that the Company obtain certain guarantees for the Company's obligations (the "Obligations")
                                                              -----------
under the Loan and the documents evidencing, securing, guaranteeing or executed in connection with the Loan (the "Loan Documents"); and
                                  --------------

     D. Guarantor has agreed to provide a guaranty of the Obligations in the maximum principal amount of One Million and 00/100 Dollars ($1,000,000) (the "Guaranteed Amount") according to the terms and conditions set forth herein.
------------------

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and agreed, each of the parties hereby does irrevocably and unconditionally covenant to the other as follows:

     1.  Agreement. Upon request by the Company, Guarantor hereby agrees and
         ---------
covenants to (a) execute and deliver in favor of BOA a Guaranty of the Obligations up to the Guaranteed Amount, such Guaranty to be substantially in the form attached hereto as Exhibit A (the "Guaranty"); (b) execute and deliver
                            ---------       --------
in favor of BOA such further documentation ("Further Documents") as BOA may
                                             -----------------
request in connection with the Guaranty; (c) fully comply with the terms and conditions set forth in the Guaranty and Further Documents so as to maintain the Company's compliance with the terms of the Loan Documents and so as not to give rise to an event of default or breach of any covenant by the Company or the Guarantor under the Loan Documents. Guarantor agrees that his obligations under the Guaranty shall be separate, distinct and wholly independent with those of any other Guarantor. Notwithstanding anything herein to the contrary, Guarantor is not hereby undertaking to guarantee the payment of any portion of the Loan or performance of any portion of the Obligations under the Loan Documents in excess of the amount specified in the Guaranty.

     2.  Consideration for Guaranty.
         --------------------------

     (a) In consideration for the Guarantor's execution and delivery of the Guaranty, the Company shall pay to the Guarantor a guaranty fee (the "Guaranty
                                                                      --------
Fee") in the amounts
---
described below for each year that the Guaranty issued hereunder remains outstanding. The Guaranty Fee shall be paid in the form of cash (the "Cash
                                                                      ----
Fee"), as described in Section 2(b) below, and a warrant (the "Warrant") as
---                                                            -------
described in Section 2(c) below.
--------

     (b) The Cash Fee shall consist of annual cash payments in the amount of Sixty Thousand Dollars ($60,000.00) per annum or six percent (6%) of the Guaranteed Amount, such amount to be paid to the Guarantor in arrears on quarterly basis. The first payment of the Cash Return shall be due and payable by the Company three (3) months from the date of Closing of the Loan and each subsequent payment shall be due every three (3) months thereafter as long as the Guaranty is in effect.

     (b) The balance of the annual Guaranty Fee shall be issued annually in the form of warrants to purchase Common Stock, such Warrant to be substantially in the form attached hereto as Exhibit B.
                            ---------
     (c) Interest and fees payable hereunder shall be calculated on the basis of a 360-day year for the actual number of days elapsed.

     (d) Notwithstanding any thing herein to the contrary, upon any release or termination of the Guaranty for any reason, all such accruals of the Guaranty Fee (both the Cash Fee and the Warrant) shall also immediately terminate and the Guarantor shall only be entitled to those amounts or portions of the Guaranty Fee that shall have accrued up to the date of such release or termination.

     3.  Company's Representations and Warranties.  In order to induce the
         ----------------------------------------
Guarantor to enter into this Agreement and to execute and deliver the Guaranty, the Company makes the following representations and warranties to the Guarantor:

     (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. The Company has the corporate power and authority to own all of its properties and assets and to carry on its business as now being conducted. The Company is duly qualified and in good standing to do business in each jurisdiction in which the failure to so qualify might have a material adverse effect upon the business or properties of the Company.

     (b) The Company has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement, and the consummation by each of the transactions contemplated hereby, have been duly authorized by the Company's Board of Directors, and no other corporate proceedings on the part of the Company are necessary with respect thereto. This Agreement has been duly executed and delivered by the Company. This Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as its terms may be limited by:
(i) bankruptcy, insolvency or similar laws affecting creditors' rights generally; or (ii) general principles of equity, whether considered in a proceeding in equity or at law.

     (c) The execution and delivery by the Company of this Agreement will not:
(i) violate or result in a breach of any provision of the Certificate of Incorporation or Bylaws of the Company; (ii) result in a breach, or default, or give rise to any right of termination, modification or acceleration or give rise to any encumbrance under the provisions of any agreement or other instrument or obligation to which the Company is a party; or (iii) violate any law or governmental order applicable to the Company.

     (d) There is no requirement applicable to the Company to make any filing with, or obtain the consent or approval of, any entity as a condition to the consummation of the transactions contemplated by this Agreement.

     (e) There are no actions, suits, claims, investigations or proceedings pending or, to the knowledge of the Company, threatened against the Company, before any court, governmental authority or arbitrator, domestic or foreign, that has or can reasonably be expected to have a material adverse effect on the Company or which seek to prevent, restrict or delay the consummation of transactions contemplated by this Agreement. Furthermore, there are no judgments, orders or decrees of any such court, governmental authority or arbitrator, domestic or foreign, that has or can reasonably be expected to have any such effect.

     4.  Guarantor's Representations and Warranties.  In order to induce the
         ------------------------------------------
Company to enter into this Agreement, Guarantor hereby warrants and represents to the Company as follows:

     (a) This Agreement constitutes the legal, valid and binding obligation of Guarantor and is fully enforceable against Guarantor in accordance with its terms;

     (b) Guarantor is solvent and the execution and delivery of this Agreement does not render Guarantor insolvent. Any and all net worth statements and other financial data which have heretofore been furnished to Company or the BOA with respect to Guarantor fairly and accurately present the financial condition of Guarantor as of the date they were furnished to Company or to BOA and, since that date, there has been no material adverse change in the financial condition of Guarantor.

     (c) There are no legal proceedings or material claims or demands pending against or threatened against Guarantor or any of his assets;

     (d) The execution and delivery of this Agreement and the assumption of liability hereunder by Guarantor is a voluntary act of the Guarantor and Guarantor has had the opportunity to consult with legal counsel regarding this Agreement; and

     (e) Neither the execution nor the delivery of this Agreement nor the fulfillment and compliance with the provisions hereof will conflict with, result in a breach of, constitute a default under or result in the creation of any lien, charge, or encumbrance upon any property or assets of Guarantor under any agreement or instrument to which Guarantor is now a party or by which it may be bound.

     5.  Waiver.  Guarantor hereby waives notice of (a) acceptance of the
         ------
Guaranty; (b) any extension of credit or other financial accommodation from time to time that may be given by the BOA to the Company; (c) the amount of Obligations of the Company to the BOA from time to time outstanding; (d) any adverse change in the financial condition of the Company; (e) demand for payment, presentment, protest and notice of dishonor or nonpayment of the Note; and (f) any default by the Company. Forbearance by the BOA in making any demand or enforcement of its right under the Guaranty shall in no way relieve the Guarantor of its obligation under this Agreement or the Guaranty.

     6.  No Rights of Subrogation.  Except as otherwise permitted in the Loan
         ------------------------
Documents and Guaranty, until all Obligations shall have been paid in full, the Guarantor shall have no right of subrogation, reimbursement or indemnity whatsoever and no right of recourse to or with respect to any assets or property of the Company or to any Collateral.

     7.  Subsequent Acts.  Guarantor hereby agrees with Company that (a) the
         ---------------
payments called for and provisions contained in the Loan Documents, including specifically (but without limitation) the Note, may be renewed, extended, rearranged, modified, released or canceled, (b) all or any part of any Collateral for the indebtedness may be released from, and any new or additional security may be added to, the lien and security interest of the Loan Documents,
(c) any additional parties who may become personally liable for repayment of the Note may hereafter be released from their liability thereon and (d) Company may take, delay in taking or refuse to take, any and all action with reference to the Note and the other Loan Documents (regardless of whether same might vary the risk or alter the rights, remedies or recourses of Guarantor), including specifically (but without limitation) the settlement or compromise of any amount allegedly due thereunder, all without notice or consideration to or the consent of Guarantor, and no such acts shall in any way release, diminish or affect the absolute nature of Guarantor's obligations and liabilities hereunder. It is the intent of Guarantor and Company that such obligations and liabilities hereunder are absolute and unconditional under any and all circumstances and that such obligations and liabilities shall not be discharged or released, in whole or in part, by any act or occurrence which, but for this Agreement, might be deemed a legal or equitable discharge or release of Guarantor.

     8.  Reimbursement.
         -------------

     (a) To the extent permitted in the Loan Documents and Guaranty, the Company hereby agrees to reimburse the Guarantor within thirty (30) days following notice to Company, for any amounts actually paid by the Guarantor under the Guaranty. Such reimbursement obligation shall be absolute and unconditional under any and all circumstances and irrespective of any right of set-off, counterclaim or defense to payment (other than performance) which the Company may have or have had against the Guarantor, BOA or any other third party; provided, however, nothing herein shall be deemed as a waiver by the Company of any right to recover from the Guarantor any amounts so reimbursed, or to assert as a defense wrongful payment or disbursement of any funds. The Guarantor shall immediately notify the Company of any drawing or demand upon the Guaranty.

     (b) The Company shall pay interest on any and all amounts remaining unpaid by the Company under this Agreement at any time, from the date such amounts become payable until such amounts are paid in full, at a rate per annum equal to one percent (1%) in excess of the Prime Rate. The "Prime Rate" shall mean the rate so designated in the Wall Street Journal from time to time as the Prime Rate in the United States of America, the Prime Rate to change as and when such rate changes.

     (c) In addition, the Company shall indemnify, reimburse and hold harmless the Guarantor from and against any and all losses, expenses, damages or costs, including, without limitation, reasonable attorney's and professional fees, arising out of the failure by the Company to reimburse the Guarantor pursuant to this Agreement.

     9.  Remedies Cumulative.  The parties hereby agree that all rights,
         -------------------
remedies and recourses afforded to each other by reason of this Agreement or otherwise are (a) separate and cumulative and may be pursued separately, successively or concurrently, as occasion therefor shall arise, and (b) non-exclusive and shall in no way limit or prejudice any other legal or equitable right, remedy or recourse which a party may have. The Guarantor further agrees that if Guarantor breaches, or threatens to commit a breach of, any provision of this Agreement, the Company shall have the right, which is in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity to have this Agreement specifically enforced by any court of competent jurisdiction, it being agreed by the Guarantor that any breach or threatened breach of this Agreement would cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company.

     10.  Law Governing and Severability.  This Agreement shall be governed by
          ------------------------------
and construed in accordance with the laws of the Commonwealth of Virginia without regard to conflict of law provisions thereof and is intended to be performed in accordance with, and only to the extent permitted by, such laws.
If any provision of this Agreement or the application thereof to any person or circumstance, for any reason and to any extent, shall be invalid or unenforceable, neither the remainder of this Agreement nor the application of such provision to any other persons or circumstances shall be affected thereby, but rather the same shall be enforced to the greatest extent permitted by law. Guarantor hereby submits to personal jurisdiction in said state for the enforcement of this Agreement and hereby waives any claim or right under the laws of any other state or of the United States to object to such jurisdiction. If such litigation is commenced, Guarantor agrees that service of process may be made by serving a copy of the summons and complaint upon Guarantor, through any lawful means. Nothing contained herein shall prevent Company from bringing any action or exercising any rights against Guarantor personally or against any property of Guarantor within any other county, state, or country. The means of obtaining personal jurisdiction and perfecting service of process set forth above are not intended to be exclusive but are in addition to all other means of obtaining personal jurisdiction and perfecting service of process now or hereafter provided by applicable law.

     11.  Successors and Assigns.  This Agreement and all the terms, provisions
          ----------------------
and conditions hereof shall be binding upon Guarantor and the Company and each of their heirs, legal representatives, successors and assigns and shall inure to the benefit of Company, its successors and assigns and all subsequent holders of the Note.

     12.  Paragraph Headings.  The paragraph headings inserted in this Agreement
          ------------------
have been included for convenience only and are not intended, and shall not be construed, to limit or define in any way the substance of any paragraph contained herein.

     13.  Effect of Bankruptcy.  This Agreement shall continue to be effective
          --------------------
or reinstated, as the case may be, if at any time payment to BOA of all or any part of the Loan is rescinded or must otherwise be restored or refunded by BOA pursuant to any insolvency, bankruptcy, reorganization, receivership or other debtor relief proceeding involving the Company. In the event that BOA must rescind or restore any payment received by BOA in satisfaction of the Obligations, as set forth herein, any prior release or discharge of the terms of this Agreement given to Guarantor by Company shall be without effect and this Agreement shall remain in full force and effect.


     14.  Notices. Any notice, request, consent or other communication required
          -------
to be made hereunder shall be deemed to have been made: (a) in the case of personal delivery, on the date of such delivery; (b) in the case of mailing, on the third business day following the date of such mailing; and (c) in the case of facsimile transmission, when confirmed by facsimile machine report to the parties at the following addresses:

          If to Guarantor:

               J. Richard Knop
               Windsor Group, LLC
               Two West Washington Street
               Middleburg, VA  20117
               Fax:  540/687-8112

          If to Company:

               5904 Richmond Highway
               Suite 300
               Alexandria, Virginia  22303
               Attn:  President
               Fax:  703/329-9409

     15.  Benefit.  Guarantor warrants and represents that Guarantor has
          -------
received, or will receive, direct or indirect benefit from the execution and delivery of this Agreement.

     16.  WAIVER OF JURY TRIAL.  GUARANTOR DOES HEREBY KNOWINGLY, VOLUNTARILY
          --------------------
AND INTENTIONALLY WAIVE HIS RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENT (WHETHER ORAL OR WRITTEN) OR ANY ACTION OF EITHER PARTY ARISING OUT OF OR

RELATED IN ANY MANNER TO THIS AGREEMENT (INCLUDING WITHOUT LIMITATION, ANY ACTION TO RESCIND OR CANCEL THIS AGREEMENT AND ANY CLAIMS OR DEFENSES ASSERTING THAT THIS AGREEMENT WAS FRAUDULENTLY INDUCED OR IS OTHERWISE VOID OR VOIDABLE). THIS WAIVER IS A MATERIAL INDUCEMENT FOR THE DELIVERY AND ACCEPTANCE OF THIS AGREEMENT AND SHALL SURVIVE THE CLOSING OR ANY TERMINATION OF THIS AGREEMENT.

     17.  Counterparts. To facilitate execution, this Agreement may be executed
          ------------
in as many counterparts as may be convenient or required. It shall not be necessary that the signature of, or on behalf of, each party, or that the signature of all persons required to bind any party, appear on each counterpart. All counterparts shall collectively constitute a single instrument.


     IN WITNESS WHEREOF, the Guarantor has executed (or has caused to be executed) this Agreement under seal as of the date first written above.


                                          HADRON, INC.



                                          By: /s/ Sterling E. Phillips, Jr.
                                          ------------------------------------
                                          Sterling E. Phillips, Jr.
                                          President and Chief Executive Officer


                                          GUARANTOR


                                          /s/ J. Richard Knop
                                          ------------------------------------
                                          J. Richard Knop

                                          ISSUED IN CONNECTION WITH BOA GUARANTY


                                    WARRANT

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED OR ANY STATE SECURITIES LAW AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR A VALID EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS.

                  WARRANT TO PURCHASE SHARES OF COMMON STOCK
                 (subject to adjustment hereinafter provided)

                                      of

                                 HADRON, INC.

This certifies that, for value received, J. Richard Knop ("Holder") is entitled, subject to the terms set forth below, to purchase from Hadron, Inc., a New York corporation (the "Company"), such number of shares of the Common Stock, par value $0.02 per share ("Common Stock"), of the Company, that are purchasable in connection with the exercise of the Warrant, as determined in Section 3 below, upon surrender hereof at the principal office of the Company referred to below, with the Notice of Exercise attached hereto as Attachment A duly executed and
                                               ------------
simultaneous payment therefor (at the Exercise Price as set forth in Section 2 below) in lawful money of the United States or otherwise as hereinafter provided. The number and Exercise Price of such shares of Common Stock are subject to adjustment as provided below. The term "Warrant" as used herein shall include the Warrant under this Warrant and any warrants delivered in substitution or exchange therefor as provided herein.

     1.  Term of Warrant.  Subject to the terms and conditions set forth herein,
         ---------------
the Warrant shall be exercisable, in whole or in part, for the longer of (i) the five (5) year period commencing on the date of this Warrant, or (ii) the third
(3rd) anniversary of the date of the last Subsequent Annual Return Allotment (as defined below) as determined under Section 3.2 hereof.

     2.  Exercise Price.  The exercise price at which this Warrant, or any
         --------------
portion hereof, may be exercised shall be Two cents ($0.02) per share of Common Stock (the "Exercise Price").

                                          ISSUED IN CONNECTION WITH BOA GUARANTY


     3.  Issuance in Connection with Agreement to Provide Guaranty; Number of
         --------------------------------------------------------------------
Shares; Exercise of Warrant.
---------------------------

     3.1  Issuance in Connection with Agreement to Provide Guaranty.   Each of
          ---------------------------------------------------------
the Holder and the Company expressly acknowledge and agree that this Warrant has been issued in connection with the execution and delivery by the Holder of that certain Agreement to Provide Guaranty of even date herewith by and between the Company and the Holder ("Agreement"). The number of Shares that may be acquired pursuant to this Warrant shall be calculated on an annual basis (for each year the Guaranty remains outstanding) based upon One Hundred Ninety Thousand Dollars ($190,000) (the "Base Calculation Amount ") and the Fair Market Value of the Company's Common Stock. For the purposes of this Warrant, "Fair Market Value" of Company's Common Stock shall be equal to the average of the last sale per share price of Common Stock on each of the ten (10) trading days prior to date of calculation and adjustment of the of Shares to be included herein on the principal exchange of which the Common Stock may at the time be listed; or, if there shall have been no sales on such exchange on any such trading day, the average of the closing bid and asked prices on such exchange on such trading day; or, if there is no such bid and asked price occurred; or, if the Common Stock shall not be so listed, the average of the closing sales prices as reported by NASDAQ (including its bulletin board) at the end of each of the ten trading days prior to the date of exercise of this Warrant in the over-the counter market.

     3.2  Calculation of Shares.  The aggregate number of Shares that the Holder
          ---------------------
of this Warrant shall have the right to purchase from the Company (and the Company shall issue and sell to such Holder) shall be calculated on the date of this Warrant and each anniversary of this Warrant that Holder's Guaranty under the Agreement remains in effect (the "Allotment Date") as follows: the number of Shares to which this Warrant applies ("Annual Allotment") shall be the quotient of the Base Calculation Amount divided by the Fair Market Value per share on each Allotment Date. On each Allotment Date the Annual Allotment shall be added to the number of Shares covered by this Warrant immediately prior to such Allotment Date.

     3.3   Exercise.   This Warrant may be exercised in whole or in part in
           --------
as many exercises as Holder may elect. The Exercise Price shall be payable by check for good and sufficient United States funds.

     3.4  Cashless Exercise.  Subject to the other provisions of this
          -----------------
Agreement, in lieu of any cash payment required upon exercise of the Warrant, the Holder may elect to exercise this Warrant in full or in part by surrendering this Warrant in the manner specified in this Section 3 in exchange for the number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock as to which the Warrant is being exercised multiplied by
(ii) a fraction, (y) the numerator of which is the Fair Market Value of a share of Common Stock on the date of exercise less the Exercise Price, and (z) the denominator of which is the Fair Market Value of a share of Common Stock on such date of exercise.

                                          ISSUED IN CONNECTION WITH BOA GUARANTY


     3.5  Delivery.  The Warrant shall be exercisable by (i) delivering to
          --------
the Company the form of notice of exercise attached hereto as Exhibit A duly
                                                              ---------
completed and signed by the Holder or by the duly appointed legal representative or duly authorized attorney thereof, and (ii) depositing with the Company the original of this Warrant, paying the aggregate Exercise Price for the number of shares of Common Stock in respect of which the Warrant is being exercised. Upon each partial exercise of the Warrant, a new Warrant evidencing the balance of the shares of Common Stock issuable hereunder will be issued to the Holder, as soon as reasonably practicable, on the same terms as the Warrant partially exercised. All payments due upon any exercise of this Warrant shall be made in cash or by check..

     3.6  Time of Exercise.  This Warrant shall be deemed to have been
          ----------------
exercised immediately prior to the close of business on the date of its surrender for exercise and the person entitled to receive the shares of Common Stock issuable upon such exercise shall be treated for all purposes as the holder of record of such shares as of the close of business on such date; provided, however, that in the event that the transfer books of the Company are closed on the date of exercise, the Holder shall be deemed to have become a stockholder of record on the next succeeding day that the transfer books are open and until such date, the Company shall be under no duty to cause to be delivered any certificate for such shares. As promptly as practicable on or after such date and in any event within ten (10) days thereafter, the Company at its expense shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates for the number of shares issuable upon such exercise. In the event that this Warrant is exercised in part, the Company at its expense will execute and deliver a new Warrant of like tenor exercisable for the number of shares for which this Warrant may then be exercised.

     4.  Payment of Taxes and Expenses.  The Company shall pay all expenses in
         -----------------------------
connection with, and all taxes and other governmental charges that may be imposed with respect to, the issuance or delivery of this Warrant and the Warrant Stock, unless any such tax or charge is imposed by law upon the Holder or upon the income or gain of Holder in connection with this Warrant, in which case such tax or charge shall be paid by the Holder. The Company shall not be required, however, to pay any tax or other charge imposed in connection with any transfer involved in the issuance of any certificate for shares of Common Stock in any name other than that of the Holder, and in such case the Company shall not be required to issue or deliver any stock certificate until such tax or other charge has been paid or it has been established to the satisfaction of the Company that no such tax or other charge is due.

     5.  No Fractional Shares.  No fractional shares shall be issued upon the
         --------------------
exercise of this Warrant. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company shall make a cash payment equal to the Exercise Price multiplied by such fraction.

     6.  Replacement of Warrant.  On receipt of evidence reasonably satisfactory
         ----------------------
to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, or surrender and cancellation of this Warrant, the Company at its expense shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor and amount.

                                          ISSUED IN CONNECTION WITH BOA GUARANTY



     7.  Adjustments.
         -----------

         (a) Adjustment.  The number of shares of Common Stock for which this
             ----------
Warrant is exercisable and the Exercise Price at which such shares may be purchased shall be subject to adjustment from time to time as set forth in this
Section 7.
---------

         (b) Stock Dividends, Subdivisions and Combinations. If at any time the Company shall:

             (i) pay or make a dividend on Common Stock payable in additional shares of Common Stock;

             (ii) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock; or

             (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock;

then (A) the number of shares of Common Stock for which this Warrant is exercisable immediately after the happening of such event shall be adjusted to equal the number of shares of Common Stock which a record holder of the same number of shares of Common Stock immediately prior to the happening of such event would own or be entitled to receive after the happening of such event, and
(B) the Exercise Price shall be adjusted to equal (1) the Exercise Price multiplied by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to the adjustment divided by (2) the number of shares for which this Warrant is exercisable immediately after such adjustment.

         (c) Dividends and Distributions.  If the Company shall distribute to
             ---------------------------
all holders of its outstanding shares of Common Stock evidence of indebtedness of the Company, cash (including cash dividends payable out of consolidated earnings or earned surplus) or assets or securities other than additional shares of Common Stock, including stock of a subsidiary but excluding dividends or distributions referred to in Section 7(b) above (any such evidences of
                             ------------
indebtedness, cash, assets or securities, the "assets or securities"), then, in each case, the number of shares of Common Stock issuable after such record date to Holder upon the exercise of each Warrant shall be determined by multiplying the number of shares of Common Stock issuable upon the exercise of such Warrant immediately prior to such record date by a fraction, the numerator of which shall be the fair market value per share of Common Stock immediately prior to the record date for such distribution and the denominator of which shall be the fair market value per share of Common Stock immediately prior to the record date for such distribution less the then fair value (as determined in good faith by the Board) of the evidences of its indebtedness, cash or assets or other distributions so distributed attributable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made, and shall become effective on the date of distribution retroactive to the record date for the determination of stockholders entitled to receive such distribution. Any adjustment required by this Section 7(c) shall be made whenever any such
                            ------------
distribution is made, and shall become effective on the date of such distribution retroactive to the record date for the determination of stockholders entitled to receive such distribution.

                                          ISSUED IN CONNECTION WITH BOA GUARANTY



     (d) Reorganization, Reclassification, Consolidation or Merger.  If the
         ---------------------------------------------------------
Company shall (i) effect any reorganization or reclassification of its capital stock or (ii) consolidate or merge with or into, or transfer all or substantially all of its properties and assets to, any other person, in either case the Company shall give the holder at least thirty (30) days prior written notice of such action. During such thirty (30) day period, the Holder shall have the right to exercise this Warrant in whole or in part in accordance with the terms hereof. In the event that the Holder does not exercise this Warrant or any part hereof prior to the consummation of such transaction, then immediately upon the consummation of such transaction this Warrant and all rights hereunder shall immediately terminate without further notice to the Holder or further action on the part of the Company.

     (e) All calculations under this Section 7 shall be made to the nearest cent
                                     ---------
or to the nearest one-hundredth of a share, as the case may be.

     8.  No Rights of Stockholders.  Subject to this Warrant, the Holder shall
         -------------------------
not be entitled to vote, to receive dividends or subscription rights, or to be deemed the holder of Common Stock or any other securities of the Company that may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company, including without limitation any right to vote for the election of directors or upon any matter submitted to stockholders, to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value or change of stock to no par value, consolidation, merger, conveyance, or otherwise), to receive notices, or otherwise, until the Warrant shall have been exercised as provided herein.

     9.  Transfer of Warrant.
         -------------------

         9.1  Warrant Register.  The Company will maintain a register (the
              ----------------
"Warrant Register") containing the names and addresses of the Holder or Holders. Any Holder of this Warrant or any portion thereof may change its address as shown on the Warrant Register by written notice to the Company requesting such change, and the Company shall promptly make such change. Until this Warrant is transferred on the Warrant Register of the Company, the Company may treat the Holder as shown on the Warrant Register as the absolute owner of this Warrant for all purposes, notwithstanding any notice to the contrary.

         9.2  Exchange of Warrant Upon a Transfer.  On surrender of this
              -----------------------------------
Warrant for exchange, properly endorsed on the Assignment attached hereto and subject to the provisions of this Warrant and with the limitations on assignments and transfers as contained in this Section 9, the Company at its expense shall issue to or on the order of the Holder a new warrant or warrants of like tenor, in the name of the Holder or as the Holder (on payment by the Holder of any applicable transfer taxes) may direct, for the number of shares issuable upon exercise hereof.

     10.  Reservation and Authorization of Common Stock.
          ---------------------------------------------

          (a) The Company shall at all times reserve and keep available for issuance upon the exercise of this Warrant the maximum number of its authorized but unissued shares of Common Stock as could then potentially be required to permit the exercise in full of this and all

                                          ISSUED IN CONNECTION WITH BOA GUARANTY



outstanding Warrants. All shares of Common Stock issuable upon exercise of any Warrant and payment therefor in accordance with the terms of such Warrant shall be duly and validly issued and fully paid and nonassesable, and not subject to or privileged with any preemptive rights.

          (b) Before taking any action which would cause an adjustment reducing the Exercise Price below the then par value, if any, of the shares of Common Stock issuable upon exercise of the Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of such Common Stock at such adjusted Exercise Price.

     10.  Notices.  Any notice, request, consent or other communication required
          -------
to be made hereunder shall be deemed to have been made: (a) in the case of personal delivery, on the date of such delivery; (b) in the case of mailing, on the third business day following the date of such mailing; and (c) in the case of facsimile transmission, when confirmed by facsimile machine report to the parties at the following addresses:

          If to Holder:

               J. Richard Knop
               Windsor Group, LLC
               Two West Washington Street
               Middleburg, VA  20117
               Fax:  540/687-8112

          If to Company:

               5904 Richmond Highway
               Suite 300
               Alexandria, Virginia  22303
               Attn:  Corporate Secretary
               Fax:  703/329-9409

     11.  Legend. Neither this Warrant nor the shares of common stock issuable
          ------
upon exercise of this Warrant have been registered under the Securities Act of 1933, as amended, or under the securities laws of any state. Neither this Warrant nor the shares of common stock issued upon exercise of this Warrant may be sold, transferred, pledged or hypothecated in the absence of (i) an effective registration statement for this Warrant or the shares, as the case may be, under the Securities Act of 1933, as amended, and such registration or qualification as may be necessary under the securities laws of any state, or (ii) an opinion of counsel reasonably satisfactory to the Company that such registration or qualification is not required. The Company shall cause a certificate or certificates evidencing all or any of the shares of common stock issued upon exercise of this Warrant prior to said registration and qualification of such shares to bear the following legend:

          THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE.

                                          ISSUED IN CONNECTION WITH BOA GUARANTY



          THE SHARES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND SUCH REGISTRATION OR QUALIFICATION AS MAY BE NECESSARY UNDER THE SECURITIES LAWS OF ANY STATE, OR A VALID EXEMPTION FROM REGISTRATION UNDER SUCH LAWS.

     (c)  Termination of Restrictions.  The legend requirements of Section 11
          ---------------------------                              ----------
shall terminate when either (i) the security in question shall have been effectively registered under the Securities Act and disposed of pursuant thereto or (ii) the Company shall have received an opinion of counsel reasonably satisfactory to it that such legend is not required in order to insure compliance with the Securities Act.

     12.  Investment Covenant.  The Holder by his or her acceptance hereof
          -------------------
covenants that this Warrant is and any common stock issued hereunder will be acquired for investment purposes, and that the Holder will not distribute the same in violation of any state or federal law or regulation.

     13.  Amendments.  The terms and provisions of this Warrant may not be
          ----------
modified or amended, or any provisions hereof waived, temporarily or permanently, except by written consent of the Company and the Holder.

     14.  Successors and Assigns.  This Warrant and the rights and duties of the
          ----------------------
Holder set forth herein may be assigned, in whole or in part, by the Holder.
The obligations of the Company evidenced by this Warrant shall be binding upon its successors, but neither this Warrant nor any of the rights or duties of the Company set forth herein shall be assigned by the Company, in whole or in part, without having first received the written consent of the Holder.

     15.  Governing Law.  This Warrant shall be governed by, and construed in
          -------------
accordance with, the laws of the Commonwealth of Virginia without regard to the principles of conflicts of law thereof.

                                          ISSUED IN CONNECTION WITH BOA GUARANTY



     IN WITNESS WHEREOF, the Company has caused this Warrant to be executed on its behalf and under its corporate seal as of the date first above written by one of its duly authorized officers and its execution hereof to be attested by another of its duly authorized officers.


Date:  November 5, 2001                HADRON, INC.



                                       By: /s/ Sterling E. Phillips, Jr.
                                           -------------------------------------
                                           Sterling E. Phillips, Jr.
                                           President and Chief Executive Officer


                                       HOLDER



                                           /s/ J. Richard Knop
                                           -------------------------------------
                                           J. Richard Knop



Attested:

/s/ Karen Dickey
--------------------------------
Print Name: Karen Dickey
Corporate Secretary

                                          ISSUED IN CONNECTION WITH BOA GUARANTY



                                 ATTACHMENT A
                                 ------------

                              NOTICE OF EXERCISE

To:  HADRON, INC. (the "Company")

     The undersigned hereby irrevocably elects to exercise the right of purchase thereunder, ____________ shares of Common Stock of the Company, as provided for therein, and tenders herewith payment of the purchase price in full in the form of wire transfer, cash or a check in the aggregate amount of $___________. If said number of shares shall not be all the shares purchasable under the within Warrant, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder less any fraction of a share paid in cash.

     Please issue a certificate or certificates for such shares of Common Stock in the name of, and pay any cash for any fractional share to:

               Name:________________________
               By:  ________________________
               Signature: __________________


                                  ASSIGNMENT

  (To be executed only upon assignment of Warrant)

  For value received, __________________________, hereby sells, assigns and transfers unto ________________________ the within Warrant, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint _______________________ attorney, to transfer said Warrant on the books of the within-named Company, with full power of substitution of the premises.

Dated: ___________________, 20___
                                               ______________________________
                                               By: __________________________